Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation

National Wireless Holdings Inc.	Delaware

Anagram International Communications Ltd.	Delaware

Electronic Network Systems, Inc.	Delaware

NW Media, LLC	Delaware